SUB-ITEM 77-E   LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (collectively, "Federated") and various
Federated-sponsored mutual funds (Funds) have been named as defendants in several class action lawsuits now pending in the United States
District Court for the District of Maryland.
The lawsuits were
purportedly filed on behalf of people who purchased, owned and/or redeemed shares of certain Funds during specified periods beginning November 1, 1998.
The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. Federated without admitting the validity of any claim has reached a preliminary settlement with the Plaintiffs in these cases. Any settlement would have to be approved by the Court.
     Federated entities have also been named as defendants in several additional lawsuits that are now upon similar allegations may be filed in the future.
The
potential impact of these lawsuits, all of which seek monetary damages, attorneys' fees and expenses, and future potential similar suits is uncertain.
Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the allegations in these matters will not result in increased redemptions, or reduced sales of shares of the Funds or other adverse consequences for the Funds.